Mail Stop 3561
								July 12, 2005

Colin Gervaise-Brazier, President
Paygard, Inc.
350 South Center Street
Suite 500
Reno, NV 89501

Re:	Paygard Inc.
	Item 4.01 Form 8-K
      Filed July 8, 2005
	File No. 0-29685

Dear Mr. Gervaise-Brazier:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Please amend your Form 8-K to state whether your former auditor resigned or declined to stand for re-election.

	Disclose whether the former auditor`s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

	State whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned or declined to stand for re-election, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

	Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A. In this letter, the former auditor should state whether they agree with the statements made by you in the Form 8-K/A, and if not, state the respects in which they do not agree.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





	If you have any questions, please call Babette Cooper at
(202)
551-3396.

							Sincerely,



							Babette Cooper
							Staff Accountant
??

??

??

??


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE